Exhibit (a)(1)(i)(b)

Amendment No. 2 to

Offer to Purchase for Cash

All Outstanding Common Units Representing Limited Partner Interests

in

OCI Partners LP

by

OCIP Holding II LLC

a wholly owned subsidiary of

OCI N.V.

at

$11.50 per Common Unit

THE OFFER (AS DEFINED HEREIN) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 3, 2018, UNLESS THE OFFER IS EXTENDED. COMMON UNITS IN OCI PARTNERS LP TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON JULY 3, 2018.

This Amendment No. 2 (“Amendment No. 2”) amends, as set forth below, the Offer to Purchase, dated June 4, 2018 (as supplemented by Amendment No. 1 on June 8, 2018, this Amendment No. 2, and, where applicable, the amendment to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed on June 19, 2018, “Offer to Purchase”) relating to the offer by OCIP Holding II LLC, a Delaware limited liability company (“Holdings II”) and OCI N.V., a Dutch public limited company (together with Holdings II, “OCI,” except where the context requires that “OCI” refers only to OCI N.V.), to purchase all of the outstanding common units representing limited partner interests (the “Units”) in OCI Partners LP, a Delaware limited partnership (“OCIP”), not currently held by OCI or its affiliates, at a price of $11.50 per Unit, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Amendment No. 2, the related letter of transmittal and the related notice of guaranteed delivery enclosed with the Offer to Purchase. All capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Offer to Purchase.

This Amendment No. 2 should be read together with the Offer to Purchase, the related letter of transmittal and the related notice of guaranteed delivery. All references to and requirements regarding the Offer to Purchase, the related letter of transmittal and the related notice of guaranteed delivery shall be deemed to refer to the Offer to Purchase, as supplemented by this Amendment No. 2, the related letter of transmittal and the related notice of guaranteed delivery, respectively. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.

* * * * *

The date of this Amendment No. 2 is June 25, 2018

The Offer to Purchase is hereby amended and supplemented as follows:

The information set forth on the cover of the Offer to Purchase is hereby amended by replacing the fourth and fifth sentence with the following:

However, OCI may change its intention with respect to the Buyout if the Formula Price (as defined below) exceeds the Offer Price.

The information set forth under “Summary Term Sheet— Is this the first step in a “going-private” transaction?” is hereby amended by replacing the second sentence with the following:

However, OCI may change its intention with respect to the Buyout if the Formula Price exceeds the Offer Price.

The information set forth under “Summary Term Sheet—Are there any conditions to the Buyout” is hereby amended by adding the following sentence to the end of the first paragraph:

If the Units are no longer traded on the NYSE after the Offer, the average daily closing price of the Units for the purpose of calculating the Formula Price will be the average of the high bid and low ask prices on such day in the over-the-counter market as reported by such other system then in use, or, if on any such day the Units are not quoted by any organization, the average of the closing bid and ask prices on such day as furnished by a professional market maker making a market in the Units selected by the General Partner, or if on any such day no market maker is making a market in the Units, the fair value of the Units on such day as determined by the General Partner.

The information set forth under “Summary Term Sheet— Is there any advantage in not tendering my Units pursuant to the Offer and waiting instead for the completion of the Buyout?” is hereby amended by replacing the first two sentences with the following:

Even if the Minimum Tender Condition and the conditions to the Buyout are satisfied, if the Formula Price exceeds the Offer Price, OCI may choose to not consummate the Buyout, and any unitholders who did not tender their Units pursuant to the Offer will not be able to receive the Buyout Price.

The information set forth under “Special Factors—Background of the Offer” is hereby amended by adding the following sentence after the first sentence in the sixth paragraph:

As of December 5, 2016, the last trading day before the announcement of the offer, the cash value of the consideration offered for each OCIP Unit was $7.80, a premium of 8.3% over $7.20, the closing price of the Units on December 5, 2016.

The information set forth under “Special Factors—Background of the Offer” is hereby amended by adding the following sentence to the end of the sixth paragraph:

The impasse was reached because the parties were unable to agree on the consideration per Unit to be received by the unitholders other than OCI.

The information set forth under “Special Factors—Purpose of and Reasons for the Offer; Plans for OCIP After the Offer and the Buyout; Consideration of Alternatives” is hereby amended by replacing in its entirety the first paragraph with the below:

As described above, the Offer and the Buyout constitute a “going-private” transaction. A number of developments, opportunities and potential outcomes were considered in OCI’s decision to undertake the Offer at the present time. The board of directors of OCI’s familiarity with the business, operations, properties, assets, financial condition, business strategy, and prospects of OCI and OCIP, the nature of the methanol and ammonia production business, industry trends, safety regulations, the regulatory and legislative environment relevant to the industries in which OCI and OCIP operate, and global and national economic and market conditions, both on a historical and on a prospective basis, led them to conclude that a “going-private” transaction is economically favorable to OCI. The board of directors of OCI considered the following material reasons in making that determination:

•	the board of directors of OCI’s belief that unifying the capital structures of OCI and OCIP will eliminate complexity, facilitate the alignment of business strategies and deployment of consolidated financial resources, and improve the overall cost of capital and liquidity. The board of directors of OCI believes that this unification will reduce costs and better enable OCIP to maximize its underlying value;

•	the board of directors of OCI’s belief, based in part on management’s projections, its review of the J.P. Morgan Valuation Letter and related financial analysis provided by J.P. Morgan and other information made available to the OCI board and management, that the Offer and Buyout are more favorable to OCI shareholders than the potential value that could be expected to be generated from the various other strategic alternatives available with respect to OCI’s interests in OCIP, including the alternative of maintaining OCIP’s status as a partially publicly-held independent limited partnership with low trading volume and limited analyst coverage;

•	the opportunity to achieve possible cost reductions by eliminating the cost of maintaining OCIP as a separate public company. The board of directors of OCI noted that these cost savings are estimated by OCI’s management to be approximately $3 million a year, which is a significant amount of expense to maintain a public trading market for units with a very low trading volume;

•	recent changes in U.S. federal income tax law that could adversely impact OCIP’s business. Pursuant to Treasury Regulations finalized in 2017, income earned from the production and marketing of methanol and synthesis gas no long constitutes Master Limited Partnership (“MLP”) “qualifying income.” Therefore, following a ten-year transition period that is expected to end on December 31, 2027, OCIP would thereafter be subject to U.S. federal corporate income tax at the rates then in effect. Moreover, given the impending change in OCIP’s tax classification, the low likelihood of potential drop-downs sales of assets into OCIP limits OCIP’s long-term growth prospects. Finally, because of recent changes in U.S. federal income tax laws, including the reduction of the corporate federal income tax rate, the advantage of the MLP structure has lessened, as evidenced by the numerous recent MLP simplification transactions and going-private transactions undertaken by sponsors of MLPs in the market;

•	the impact of the current size and scale of OCIP, its limited public float, liquidity, analyst coverage and investor interest in variable rate master limited partnerships on OCIP’s capital markets access, which prevents it from pursuing meaningful growth opportunities;

•	the historical trading price of Units, including the fact that the Offer Price of $11.50 per Unit represents a premium of 15% based upon the closing price of the Units of $10.00 on June 1, 2018, the last trading day before announcement of the Offer, and a premium of 21.7% over OCIP’s 90 trading day volume-weighted average Unit price and a 10.00% premium over OCIP’s two-year high unit price;

•	that the consideration for the Offer will consist of cash, which permits holders of Units the flexibility to reinvest the proceeds as they see fit, including in shares of the common stock of OCI if they wish to maintain a continuing equity interest in the combined company; and

•	the terms of the Offer, which is structured to be non-coercive to holders of Units and includes a condition that there be validly tendered sufficient Units such that, following the closing of the Offer, OCI and its affiliates own at least 78,297,832 Units, representing greater than 90% of the outstanding Units (referred to herein as the Minimum Tender Condition), and is being made directly to the holders of Units without being conditioned upon any requirement that the directors, or a conflicts committee, of OCIP recommend the Offer. The board of directors of OCI also noted that, assuming the Minimum Tender Condition is satisfied, that OCI and its affiliates will own more than 90% of the outstanding Units after the Offer is completed. On that basis, OCI will be entitled to and currently intends to consummate the Buyout, but may change its intention if the Formula Price exceeds the Offer Price.

The information set forth under “Special Factors—Purpose of and Reasons for the Offer; Plans for OCIP After the Offer and the Buyout; Consideration of Alternatives” is hereby amended by adding the following paragraph under the second paragraph:

The board of directors of OCI also considered other strategic alternatives to the Offer, including (i) purchasing Units on the open market or in privately negotiated transactions until OCI owned a sufficient amount of Units to exercise the Buyout and (ii) maintaining OCIP’s status as a partially publicly-held independent limited partnership. With respect to (i), we believe the prices that would have been received in open-market or privately negotiated transactions and the subsequent Buyout may have been less fair to unitholders than the price received in the Offer, since some unitholders may negotiate a higher or lower price than the Offer Price and other unitholders who we do not engage in such transactions may be left with an illiquid security or potentially bought out at a lower price than the unitholders who entered into such transactions. Option (i) could also implicate litigation concerns from minority unitholders who felt that they were unfairly bought out. Additionally, to execute option (i), OCI ran the risk of running afoul of Rule 10b-5 concerns as well as rules regarding “creeping tender offers” and market manipulation. OCI considered the option of maintaining OCIP’s status as a partially publicly-held independent limited partnership, but the costs of maintaining OCIP as a separate public company, the low trading volume, limited analyst coverage and other factors discussed herein led OCI to pursue the Offer. Based on these considerations, the board of directors of OCI deemed a tender offer to be the fairest and least risky way to effect the going-private transaction.

The information set forth under “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” is hereby amended by inserting the following bullet under the second bullet in the second paragraph:

•	OCI has purchased Units in the past at prices higher than the Offer Price. For example, OCI purchased Units in November 2014 for $20.03 per Unit and in April 2015 at $17.13 per Unit. However, we do not believe that these purchases have any relevance to the Offer Price. First, these purchases were made at times when the trading price of the Units was higher than it was on the date of the Offer. The higher price of the Units at that time is reflective of different market conditions. Second, these purchases were entered into pursuant to OCI’s previous contractual obligation to make equity contributions to OCIP at OCIP’s request in order to address cash needs in connection with a capital project.

The information set forth under “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” is hereby amended by replacing the fifth bullet point in the first paragraph with the following:

•	The following material factors, which are reflected in OCI’s financial projections, and which support a conclusion of fairness:

○	OCIP’s historical and current financial performance and results of operations;

○	OCIP’s prospects, long-term strategy and position in the industry, particularly considering the recent arrival of competitors, ongoing global competition with domestic and foreign producers, and customer concentration;

○	the current condition of the plant and the future costs to maintain, repair and operate the plant; and

○	the outlook for the methanol and ammonia production business, especially considering the recent decline in ammonia prices and global supply increases;

The information set forth under “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” is hereby amended by adding the following sentence to the end of the seventh bullet point in the second paragraph:

While the scope, cost, and timeline of the project are still under evaluation, preliminary timelines presented to the management of OCIP suggest that completion time could range between the second half of 2019 to 2021.

The information set forth under “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” is hereby amended by inserting the following paragraph after the second paragraph:

OCI analyzed and evaluated the factors mentioned above to come to the conclusion that the Offer is fair to holders of Units who are not affiliated with OCI. In reaching such conclusion, OCI specifically considered the following factors:

•	the Offer Price falls within the valuation range set out in the J.P. Morgan Materials, which we believe supports the conclusion that the Offer Price is fair, although the board of directors of OCI N.V. recognizes that the J.P. Morgan Materials do not constitute an opinion by J.P. Morgan as to the fairness of the Offer Price;

•	the consideration to be received by the holders of Units who are not affiliated with OCI in the Offer will consist entirely of cash, which provides liquidity and certainty of value to such holders, while the Buyout may occur at a price lower than the Offer Price at a future date, or not occur at all;

•	the Offer Price compares favorably to current and historical market prices for Units and represents a premium of 15% over the closing price per Unit on June 1, 2018 (the last day prior to the public announcement of the Offer), and a premium of approximately 21.7% to the 90-trading day VWAP for the period ended on June 1, 2018 (the last day prior to the public announcement of the Offer); and

•	the anticipated timing of the consummation of the Offer and the Buyout contemplated by the Offer, including the structure of the Offer as a cash tender offer for all outstanding Units held by holders of Units who are not affiliated with OCI, would result in allowing the unitholders to receive the Offer Price in a relatively short time frame, followed by the Buyout, in which all unitholders will likely receive the same consideration received by those unitholders who tender their Units in the Offer.

The information set forth in the last two sentences of the second paragraph under “Special Factors—Interests of Certain Persons in the Offer and the Buyout” in the Offer to Purchase is replaced with the following:

(1) Michael Bennett, the Chairman of the boards of directors of OCI and the General Partner and the owner of 15,000 Units, (2) Ahmed El-Hoshy, the Chief Executive Officer of OCI N.V. in the Americas and the General Partner and the owner of 850 Units, and (3) Nassef Sawiris, the Chief Executive Officer of OCI, a director of the General Partner and the owner of 879,214 Units, have tendered all of the Units that they own.

The information set forth under “The Offer—Effect of OCIP Distribution” is hereby amended by replacing the second paragraph with the following:

If, on or after the date hereof but prior to the Expiration Date, OCIP should (1) split, combine or otherwise change the Units or its capitalization, (2) acquire currently outstanding Units or otherwise cause a reduction in the number of outstanding Units or (3) issue or sell additional Units, common units of any other class of equity security, other voting securities or any securities convertible into, or rights, warrants or options, to acquire any of the foregoing, then, subject to the provisions set forth in “—Conditions to the Offer” above, OCI, in its reasonable judgment, may, promptly after the occurrence of such event, make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

The information set forth under “The Offer—Miscellaneous” is hereby amended by replacing the first paragraph with the following:

OCI is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Units, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot cause the Offer to comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Units in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of OCI by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by OCI.